                                                                    EXHIBIT 99.1

                          COOLBRANDS INTERNATIONAL INC.
                               ANNUAL REPORT 2003
financial highlights

Selected Financial Data
Year Ending                              8/31/03   8/31/02   %Change
--------------------------------------   -------   -------   -------
Revenues                                 357,273   242,222      47
Net Earnings                              31,704    20,984      51
Earnings Per Share - Basic                  0.61      0.44      39
Earnings Per Share - Diluted                0.59      0.42      40
EBITDA                                    58,575    40,064      46
Return On Average Shareholders' Equity      17.7%     13.8%     28
Price / Earnings (P/E) Ratio                29.7      17.6      69
Weighted Average Number
   Of Shares Outstanding                  51,746    48,050       8
Working Capital                           85,734    57,354      49
Total Assets                             313,850   283,662      11

Table of Contents
1    Introduction
2    Shareholder Letter
4    5 Point Strategic Plan
6    Better For You
10   Super Premium
12   Classic Brands
14   Direct Store Delivery
16   Franchise Operations
18   Manufacturing
21   Management's Discussion & Analysis
25   Auditors' Report
26   Consolidated Financial Statements
Inside Back Cover   Directors and Officers
                    Corporate Information
                    Manufacturing Plants

TRADEMARKS AND SERVICE MARKS INFORMATION

NutraSweet'r'is the registered trademark of The NutraSweet Company. Welch's'r'is the registered trademark of Welch Foods, Inc., a Cooperative ("Welch's"). Tropicana'r'is the registered trademark of Tropicana Products, Inc. ("Tropicana"). Weight Watchers'r'on food and beverages is the registered trademark of WW Foods LLC. Weight Watchers for services and Points'r'are the registered trademarks of Weight Watchers International, Inc. ("Weight Watchers"). Smart Ones'r'is the registered trademark of H.J. Heinz Company. Trix'r'and Betty Crocker'r'are the registered trademarks of General Mills, Inc. ("General Mills"). Yoplait'r'is the registered trademark of Sodima, Paris, France. Splenda'r'is the registered trademark of McNeil-PPC, Inc. Atkins'r'and Atkins(R)Endulge'TM'are trademarks of Atkins Nutritionals, Inc. Godiva'r'is the registered trademark of Godiva Chocolatier, Inc. All rights reserved.

                                  introduction

Better for You

Ice cream is the food more people want to eat more of than any other. The best way to increase consumer purchases in today's growing health-conscious environment is to make products that combine the rich, creamy flavor people love with "healthy lifestyle" benefits. That is why Better for You frozen desserts form the fastest-growing segment in the ice cream category.

CoolBrands International is the leader in Better for You frozen desserts, a position that has helped make us the fastest-growing ice cream company and one of the overall category leaders in the United States. Last year we launched a new five point growth strategy to make CoolBrands Better for You, our shareholders, by targeting strategic opportunities for vertical integration and expanded market penetration to increase profitability and create new revenue streams.

In the very first year of implementing our plan, we made dramatic progress. We now have three new Super Premium brands, a direct- store-delivery (DSD) distribution network that reaches retailers' shelves at sales outlets across America, new franchise offerings that promise renewed growth in that high-margin segment, and new production capabilities that enhance our ability to innovate and grow sales and profits.

Our goal is to make CoolBrands Better for You - better for each retailer and franchisee, for each consumer to whom they sell our products and, thereby, better for each of you, our shareholders. In 2003, we made great strides toward that goal. And we enter 2004 fully committed to advance on our goal more rapidly than ever.

                               shareholder letter

Dear Fellow Shareholders,

CoolBrands International had an outstanding 2003. We achieved unprecedented growth, realizing the highest revenues and earnings in our history. Despite an uncertain economy in which many companies struggled, we continued to be one of the fastest-growing companies in any industry. Most important, our achievements in 2003 set the stage for continued success in 2004 and beyond.

Financial Highlights

Our financial results for 2003 demonstrate the soundness of our strategy and its execution.

Revenues increased by 47% to $357.3 million, primarily driven by increased sales of our prepackaged consumer products. In fact, 2003 saw the most aggressive program of new product introductions and distribution gains in our history.

Net earnings increased by 51% to $31.7 million. Earnings per share increased by double digits each quarter for the third year in a row and finished the year up 40%.

Cash flow from operating activities before changes in working capital increased by 44% to a very robust $40 million, which was sufficient to provide internal funding for the increases in working capital, mainly increased receivables and inventory related to our fourth quarter acquisitions.

Selling, general and administrative expenses declined as a percentage of total revenues to 26.6% from 32% last year, reflecting diligent cost management during our rapid growth.

Our balance sheet, always strong, grew even stronger, as current assets to liabilities increased by a ratio of 2.1 to 1.

These outstanding results were the work of a talented and committed team of managers, a strong business model and a focused strategy, all of which we will bring to bear on the even greater opportunities that are before us in 2004.

Better Positioned For Growth

In 2004, there remain three keys to continued growth for CoolBrands: great brands, great products and great distribution. Going into 2004, we are stronger on each count than ever before.

Atkins'r' Endulge'TM' joins our brand portfolio as a significant addition to our already category-leading lineup of Better for You frozen desserts. Atkins is far and away the leading brand for foods intended for "low carb" dieting, the fastest-growing approach to losing weight. And our new Atkins Endulge Super Premium ice cream pints and frozen novelties promise to secure leading market share for CoolBrands in an important new Better for You segment.

The addition of Dreamery'r' Ice Cream, Whole Fruit'TM' Sorbet, and Godiva'r' ice cream - three brands that account for approximately 25% of all Super Premium pints sold in U.S. supermarkets - establishes CoolBrands as one of just three major competitors in the Super Premium segment. Together with Atkins Endulge pints, these brands give CoolBrands the most varied and effectively segmented lineup of Super Premium frozen desserts.

Eskimo Pie Frozen Distribution, our new name for the direct-store-delivery (DSD) distribution system acquired from Nestle, dramatically enhances our control over downstream distribution of our products. DSD enables us to keep the optimal flavor assortment in stock at all times in each store to maximize sales. DSD also increases our speed to market with new products and the market penetration of all our brands. And, as one of only two major DSD systems operating in most of the major markets coast to coast, Eskimo Pie Frozen Distribution creates a new revenue stream from the distribution of our partner brands, such as Unilever and M&M/Mars, who have chosen us to take their products to market in many areas. Finally, DSD gives us direct access to the out-of-home distribution channel, which includes convenience stores, gas stations and other difficult-to-reach points of sale.

Americana Foods provides us with the capability to produce high quality, innovative products using state-of-the-art manufacturing technology and develop our brands in ways that competitors will find hard to duplicate. Americana Foods also creates a new revenue stream from the manufacture of products for our partner brands and private label products for retailers.

Tropicana Smoothies, Juices and More!, our exciting new franchising concept, promises renewed growth in the high-margin franchising and licensing segment.

We reaped great rewards in 2003 from our work in previous years establishing leading brands with high-margin products. We also laid the foundation - in particular, through the addition of the license for Atkins Endulge and the acquisitions of Americana Foods, the Dreamery, Godiva Ice Cream and Whole Fruit Sorbet brands and our new DSD distribution system - for continued increases to our revenue and profit-producing potential as we go forward.

David J. Stein
President, Co-CEO and Director
of CoolBrands International Inc.

Chief Operating Officer & Director David M. Smith (left) and President, Co-CEO & Director David J. Stein (right) proudly display many of CoolBrand's exciting new and existing products.

                             5 point strategic plan

A Better Approach to Increasing Value

In 2002, CoolBrands International saw an emerging opportunity to capture superior returns for our shareholders. We launched a 5 Point Strategic Plan to seize that opportunity. During 2003, as we implemented our plan, we made remarkable progress toward achieving our goal of becoming a dynamic and highly profitable contender in the global frozen dessert industry.

CoolBrand's 5 Point Strategic Plan

Our plan focuses on establishing a franchise with consumers based on brand superiority in high-growth segments of the ice cream category, then organizing and diversifying to maximize profits through vertical integration of manufacturing and distribution operations. This is our blueprint for capturing increasing market share and generating higher profitability than almost every other company in our industry.

1. Control a portfolio of powerful brands that command leading market shares in key high-growth segments.

Accomplished in 2003: Continued growth of Weight Watchers'r' - Acquisition of Dreamery'r' and Whole Fruit'TM' and the license for Godiva'r' Ice Cream - Licensed Atkins'r' Endulge'TM' for low-carbohydrate frozen desserts.

The engine that powers CoolBrands is our portfolio of high-performance brands, each one commanding the brand strength and selling power to be the segment leader.

Today our brands include some of the world's most respected names in consumer products, among them:

     o    Weight Watchers - The worldwide leader in weight management.

     o    Atkins Endulge - The creator of the "low-carb" lifestyle.

     o    Tropicana'r' - The best-selling fresh juice brand.

     o    Eskimo Pie'r' - The pioneer in no-sugar-added frozen desserts.

     o    Godiva - The world's best chocolate, now the best chocolate ice cream.

     o    Whole Fruit - The U.S. leader in fruit sorbet in pints and bars.

     o    Dreamery - The flavor innovator in Super Premium ice cream.

     o Yoplait'r' - The leading brand for nutritious, indulgent, great-tasting yogurt.

2. Control risk and maximize growth through diversification across every major product category and distribution channel.

Accomplished in 2003: Extended Weight Watchers into the foodservice channel - Launched Tropicana in the franchising segment - Finalized plans to introduce Yoplait in the frozen breakfast category.

CoolBrands is quickly making inroads in food-service and out-of-home channels with fresh initiatives that leverage our brand strength in new ways. Weight Watchers Nonfat Soft Serve Ice Cream now delivers rich, creamy flavor with only 1 FlexPoint'r' per serving in foodservice outlets: cafeterias, theme parks, and other out- of-home venues.

Anchored by one of the most powerful food brands anywhere, our new Tropicana Smoothies, Juices & More! offering is drawing new franchise investors. Yoplait Frozen Breakfast Bars and Sandwiches will offer a breakthrough solution to the age-old search for a complete and truly convenient nutritious break-fast that kids will eat.

3. Control quality and costs through vertical integration while capturing additional revenue and profit from related operations.

     Accomplished in 2003: Acquisitions of Americana Foods and Nestle's DSD
                              distribution system.

CoolBrands captures more profit from a wider range of related operations than any other ice cream company. Two major acquisitions in 2003 made CoolBrands even more vertically integrated.

Americana Foods, one of the largest, best-equipped production facilities in the U.S., brings us state-of-the-art technology for making a wider variety of innovative, value-added ice cream products than ever before, including extruded novelty forms that consumers increasingly prefer.

Eskimo Pie Frozen Distribution, the former Haagen-Dazs'r' distribution system, is the second-largest full-service DSD ice cream distribution network in the U.S. With access to all distribution channels - supermarkets, club stores, convenience stores, drug stores and foodservice outlets - CoolBrands now can deliver our products and partner brand products directly to retailers' shelves.

With our other vertically integrated operations - Value America Flavors & Ingredients, Sam-Pak Flexible Packaging and Eskimo Pie Foodservice - CoolBrands captures profits often left for third-party distributors and creates new revenue streams by manufacturing and distributing partner brand products. Most importantly, CoolBrands now has the highest measure of control over product manufacture and distribution, helping to ensure that our brands realize full sales potential.

4. Control unique production capacity that will enable us to manufacture the innovative, value-added products that drive our brands.

Accomplished in 2003: Dramatically enhanced R&D capabilities - Developed innovative manufacturing technologies to improve quality and efficiency - Expanded total production capacity to facilitate growth. Our technical teams at Americana Foods and Value America developed state-of-the-art R&D and custom manufacturing methods, allowing us to formulate new products including Weight Watchers Giant Sundae Cones and Giant Cookies & Cream Bars, already big hits with consumers. These new products are real breakthroughs in the art and science of making deliciously indulgent yet good for you frozen treats. We are expanding plant capacity substantially to make Americana Foods capable of making every variety of frozen dessert product.

5. Control the downstream distribution of our products.

Accomplished in 2003: Marketwide coverage of all distribution channels in U.S. major markets.

With a rapidly consolidating industry and warehouse distributors (including those operated by chain retailers) increasingly taxed for space to handle an ever-growing number of frozen food products, direct control over the distribution pipeline is critical to build market share and profitability.

CoolBrands now controls one of just two major DSD systems in the U.S. This acquisition gives us access to out-of-home retail outlets (where the majority of all frozen treats are purchased each year) and offers our new ice cream products a significant advantage in reaching store shelves. CoolBrands is positioned to use this advantage to drive growth for our brands and partner brands using our DSD system.

Our vision at CoolBrands International is to be the premier innovator in the global frozen desserts industry. Our portfolio of leading brands and expanding range of capabilities and revenue streams manifest this vision. We have come so far in so short a time. As the pages that follow make clear, we are moving forward faster than ever before.

                                 better for you

Better Choices for Healthier Lifestyles

The Better for You segment of the ice cream category is by far the fastest-growing, increasing at an annual rate of more than 30% in recent years. That makes the Better for You segment the greatest area of opportunity in our industry. And no other ice cream company has seized this opportunity more successfully than CoolBrands.

CoolBrands is the leader in Better for You frozen treats. In 2003, we commanded 26% of the market, beating the closest competitor by 5 share points. We pioneered this segment with Eskimo Pie No Sugar Added frozen treats, and we have continued to lead the way with our complete lineup of Weight Watchers'r' Smart Ones'r' frozen dessert products.

                 The Weight Watchers'r' Smart Ones'r' Phenomenon

Weight Watchers is the world's leading weight management system. More people around the world turn to Weight Watchers than to any other system for help in achieving a lifestyle that helps them stay fit and healthy. The ranks of loyal Weight Watchers followers are vast and growing dramatically every year. They have helped make Weight Watchers Smart Ones the growth leader in the ice cream category in each of the last two years. Our success in satisfying the needs of Weight Watchers members (and an even larger number of consumers who have never attended a Weight Watchers classroom session) is driven by our products: deliciously decadent frozen treats that offer fat-free and low-fat snacking options with only 2 FlexPoints or less in each truly giant serving size.

In 2002, Weight Watchers Smart Ones Giant Round Ice Cream Sandwiches were the best-selling new frozen treat in the entire category. Weight Watchers Smart Ones Giant Sundae Cones achieved the same feat in 2003, leading every other new product introduction. These category leaders, together with Weight Watchers Smart Ones Giant Sundae Cups and Giant Fudge Bars, have established Weight Watchers as the leader for low-fat and fat-free frozen treats that are Better for You.

In 2004, CoolBrands is adding two new Weight Watchers Smart Ones Giant frozen treats to retailers' shelves: Giant Cookies & Cream Bars, loaded with delicious chocolate cookies on the inside and outside; and Peanut Butter Fudge Giant Sundae Cones, creamy peanut butter ice cream with luscious chocolate fudge and chocolate chips inside a crunchy cone, and each, incredibly, has only 2 FlexPoints. With these new offerings from CoolBrands, things keep getting better and better for the millions of consumers managing their weight by watching their intake of fat and calories, especially those using Weight Watchers FlexPoints as their guide. But, as we all know, what works for one group may not meet the needs of another. And in the world of weight management, new ideas for healthier eating are always news...

                            The Atkins'r' Revolution

     Better for You means many different things to the wide cross-section of consumers striving to eat - and snack - in better, healthier ways. And
 CoolBrands is keeping up with the latest trends in the Better for You segment.

Millions of consumers around the world have embraced the Atkins Nutritional Approach'TM' an alternative nutritional plan for weight control developed by Dr. Robert C. Atkins. In 2003, Atkins spurred a virtual revolution in consumer attitudes toward healthy dieting, producing shock waves that have affected almost every company in the food industry.

Unlike plans that stress the need to reduce the dietary intake of fat and calories, the Atkins Nutritional Approach focuses instead on controlling carbohydrate intake, with a minimal allowable amount of fats. The switch in emphasis from controlling fat and calories to controlling carbohydrates profoundly changes - for consumers who subscribe to the Atkins Nutritional Approach - the types of foods one may eat while following the plan.

These changes are especially dramatic for dessert options, allowing an even richer, creamier texture and fuller flavor. Our new lineup of Atkins'r' Endulge'TM' Super Premium Ice Cream is deliciously indulgent proof of this. Better for You has never been better tasting than with Atkins Endulge.

Atkins Endulge Super Premium Ice Cream has the rich, indulgent flavor and texture consumers expect in a Super Premium ice cream. Yet each serving contains 3 or fewer net carbs (carbohydrates affecting blood sugar levels). For those living a low-carb lifestyle, it's a fabulous new treat that meets their nutritional needs. For consumers watching their weight or just trying to eat healthier, it's one choice that lets them have it all.

        Atkins Endulge is available in eight indulgent flavors in pints:

     o    Vanilla

     o    Chocolate

     o    Butter Pecan

     o    Chocolate Peanut Butter Swirl

     o    Mint Chocolate Chip

     o    Swiss Chocolate Almond

     o    Chocolate Fudge Brownie

     o    Vanilla Fudge Swirl

     Atkins Endulge also comes in seven outrageous ice cream bar varieties:

     o    Vanilla with Milk Chocolate Coating

     o    Chocolate Fudge Swirl with Dark Chocolate Coating

     o    Peanut Butter Swirl with Dark Chocolate Coating

     o    Caramel Turtle Sundae with Dark Chocolate Coating

     o    Butter Pecan with Dark Chocolate Coating

     o    Vanilla Fudge Swirl with Dark Chocolate Coating

     o    Chocolate Fudge Bar

Atkins Endulge Super Premium Ice Cream first reached freezer shelves at supermarkets, club stores, and natural food stores following the end of fiscal 2003. Early indications are that the brand could approach the top of the category in record time. For CoolBrands, Atkins Endulge is the latest in a long line of successes in keeping pace with the rapidly changing tastes and preferences of consumers looking for Better for You frozen treats, which started with our flag-ship brand, Eskimo Pie'r'.

                          Eskimo Pie'r' No Sugar Added

Eskimo Pie'r' No Sugar Added was the first success on the Better for You frontier, combining the legendary flavor of the Eskimo Pie chocolate-coated ice cream bar with the benefits of reduced fat content and no added sugar. We succeeded in launching the no-sugar-added frozen novelty segment by offering a Better for You treat that did not compromise on flavor. That formula for success has never changed.

And Eskimo Pie, the first national ice cream brand in Better for You is still going strong, with new line extensions that enhance the brand's franchise with consumers of no-sugar-added products. In 2003, we introduced Eskimo Pie Slender Pie'TM' No Sugar Added Round Ice Cream Sandwiches in three enticing flavors, scoring solid success in super-markets across the U.S. We are following up in 2004 by intro-ducing Eskimo Pie No Sugar Added Cookies & Cream Ice Cream Bars, the first-ever cookies & cream bars made with no sugar added. They're loaded with chocolate cookies and the "no com-promise" flavor that has long made Eskimo Pie the leader in no-sugar-added frozen treats.

                          Better for You for Breakfast

Yogurt is a core product for consumers of Better for You foods, and the No. 1 brand of yogurt in the U.S. is Yoplait'r'. Yoplait became number one by combining the healthy goodness of yogurt and it's creamy, indulgent taste and texture with an innovative approach to bringing more consumers - especially kids
- into the market with breakthrough products like Yoplait'r' Go-GURT'r'. CoolBrands is poised to continue the line of Yoplait breakthroughs with Yoplait Frozen Breakfast Bars and Sandwiches, the first-ever frozen breakfast novelties. They combine the complete, wholesome nutrition of a bowl of vitamin-fortified cereal, fruit and yogurt in a frozen novelty. They're complete, balanced breakfasts in a sandwich or on a stick for "on the go" convenience. Best of all, because they're frozen treats like ice creams bars or sandwiches, but pack the vitamin-fortified goodness of yogurt, fruit and cereal, they're healthy breakfasts that kids will really eat. Yoplait Frozen Breakfast Bars and Sandwiches will first hit supermarkets in the Baltimore-Washington D.C. area in February 2004. Another Better for You breakthrough for Yoplait ... and CoolBrands!

                            Naturally Better for You

Better for You frozen snacks include frozen fruit bars that offer great fruit flavor and nutrition in a naturally fat-free, nondairy treat. In Tropicana'r' and Welch's'r', our portfolio includes two of the world's outstanding brands for fruit juice - brands that surpass in consumer appeal any competitor in the ice cream category.

Brand power like that has helped us make Welch's Fruit Juice Bars a winner in supermarkets across the U.S. and Tropicana frozen treats a success in the U.S., Canada, France, Belgium and the United Kingdom.

CoolBrands topped off the year with the addition of Whole Fruit'TM' Sorbet in pints to our family of fruit based Better for You frozen treats. Whole Fruit - one of three Super Premium brands divested to CoolBrands by Dreyer's in connection with the merger of Dreyer's and Nestle - uniquely combines the hallmark Better for You benefits of fat-free and nondairy with Super Premium quality and value perception. Whole Fruit dominates the sorbet segment in supermarkets, leading such brands as Haagen-Dazs in total sales by better than 2 to 1. The presence of Whole Fruit Sorbet in our portfolio points to the next focal point of brand strength for CoolBrands.

                                  super premium

The Best, with No Compromise. The Super Premium segment is second only to Better for You in annual rate of growth. In the past year, we became one of only three major Super Premium competitors by acquiring from Dreyer's the Dreamery'r' Ice Cream and Whole Fruit'TM' Sorbet brands, and the license for Godiva'r' Ice Cream from Godiva Chocolatier. These brands combine to account for 25% of all Super Premium pints sold in U.S. Supermarkets.

The simultaneous growth in the Better for You and Super Premium segments demonstrates the importance of market segmentation and the need to focus on satisfying the diverse preferences of distinct groups of consumers. CoolBrands is focused on seizing opportunities in emerging growth segments. That's how we've grown so quickly: by staying firmly on trend.

Today, people are working harder and for longer hours than ever before. Millions of these consumers prefer to spend their precious time and hard-earned money on nothing but the best, from gourmet coffee to fine wines and chocolates. And for such consumers, ice cream is no place to compromise.

CoolBrands enters 2004 with a complement of superbrands to drive sales of Super Premium ice cream and sorbet to these demanding consumers.

                          Superbrands in Super Premium

Each of our superbrands speaks to a distinct sub-segment of the overall Super Premium market. Dreamery'r' Ice Cream, ranked the best vanilla ice cream on the market,* is known to consumers as a flavor innovator, helping to expand segment sales with unique flavors like Coney Island Waffle Cone'TM', Black Raspberry

Avalanche and Chocolate Truffle Explosion. New innovations in 2004 include Hot Fudge Sundae, Give Me S'Mores and Blue Ribbon Berry Pie.

For many consumers, ice cream and chocolate are the most desirable foods. And Godiva'r', maker of the world's finest chocolate, is now also rated the best chocolate ice cream.* Godiva Belgian Dark Chocolate Ice Cream is the best-selling chocolate ice cream in U.S. supermarkets and anchors a lineup of sophisticated chocolate-inspired flavors (including, new for 2004, Chocolate Covered Cookies & Cream) that outclasses any other Super Premium brand.

                     Super Premium and Better for You Brands

The best and the best for you. Imagine the ultimate in guilt-free indulgence:
Super Premium frozen treats that deliver Better for You benefits. That's the unique positioning of Atkins'r' Endulge'TM' Super Premium ice cream and Whole Fruit'TM' Sorbet.

With Atkins Endulge Super Premium ice cream (with only 3 net carbs per serving) and Whole Fruit Super Premium fat-free and nondairy sorbet, in refreshingly cool flavors filled with luscious chunks of real mangoes, blueberries, boysenberries, peaches, strawberries and raspberries, CoolBrands is zeroing in on a new growth segment that taps the twin energies of the Better for You and Super Premium segments. And that's what consumers have come to expect from CoolBrands: leading the way through innovation and a commitment to excellence.

* Consumer Reports Magazine, June 2003.

                                 classic brands

Better Brands for More Choices

More than ever before, today's busy shoppers favor brands they know and trust. When consumers select frozen treats for themselves and their families, they look for products they know will meet their taste expectations and quality standards. They rely on brands that do not disappoint. That's why brands are so important, and why our brands are second to none.

Every CoolBrands product whether new or a time-tested favorite is made to live up to the expectations inspired by the brand name it bears. Each of our brands speaks uniquely to an im-portant market segment, and each product must be true to - and carry forward - that priceless brand heritage. It all began years ago with Eskimo Pie.

                      Eskimo Pie'r' - An American Original

In 1920 Christian K. Nelson, owner of a confectionery store in Iowa, created a new ice cream treat by coating ice cream with chocolate. The next year, he and chocolate maker Russell C. Stover gave it an improved chocolate coating. They named it "Eskimo Pie," and the frozen novelty industry was born.

More than 80 years later, Eskimo Pie remains one of the best loved and most widely distributed ice cream novelties. Eskimo Pie is still pleasing consumers with a growing line of Better for You and traditional frozen treats. Eskimo Pie No Sugar Added frozen treats still set the pace in a growing segment that satisfies rising numbers of diabetic consumers and others moderating their sugar intake.

In 2004 we'll introduce an entirely new line of premium ice cream novelties for supermarket and club stores, including traditional favorites such as Strawberry Shortcake Bars, Chocolate Eclairs and Toasted Almond Bars made for the first time using extrusion technology, and classics such as Premium Vanilla Ice Cream Bars covered with Milk Chocolate, and even a new Premium No Sugar Added Reduced Fat Vanilla Ice Cream Bar covered with Dark Chocolate. Better yet, we're also launching a whole new line of single-serve Eskimo Pie frozen treats, including newpremium flavors, packaged for out-of-home consumption and for distribution through convenience stores, gas station food marts, drug stores and other small-format food retailers.

                     Chipwich'r' - First and Still the Best

Before the invention of the Chipwich'r' sandwich, ice cream novelties - though consumed by people of all ages - were made mainly with children in mind. Chipwich changed things forever in 1981 by sandwiching premium vanilla ice cream between two gourmet chocolate chip cookies and then rolling it in pure chocolate chips, creating the first frozen treat good enough to satisfy the most discriminating tastes among adults and children. It was so good that Chipwich created a phenomenon. Since then, adults and kids alike around the world have purchased more than a billion Chipwich sandwiches.

                              direct store delivery

Better Distribution for Better Brands

Industry consolidation is making direct control over the downstream distribution of our products more critical than ever. In many channels of distribution, this control can make the difference between getting on the shelf or getting locked out, especially in the many thousands of smaller format retail outlets such as convenience stores, gas station food marts and corner delis in the out-of-home channel, where more than half of all frozen treats are purchased.

CoolBrand's newest subsidiary is one of the company's most promising developments of 2003.

Eskimo Pie Frozen Distribution operates one of only two major direct-store-delivery (DSD) ice cream distribution systems in the United States, with market coverage in California, Washington, Oregon, Utah, Minnesota, Florida, Georgia, Virginia, Maryland, Delaware, Pennsylvania, New Jersey, Connecticut, the District of Columbia and the Greater New York metropolitan area.

DSD service provides critical benefits that enhance the power of our brands:

o    Increased speed to market for new products

o    Improved market penetration for new and existing products

o    Better in-stock performance and SKU management at store level

o    Superior control over product quality throughout the distribution chain

o    Enhanced merchandising and display-building capabilities

o    Direct access to all potential purchasers throughout the market

With Eskimo Pie Frozen Distribution, CoolBrands now controls one of the two major DSD systems in the U.S. This operation opened new, unrestricted access to the out-of-home distribution channel. Delivering directly to these stores ensures that CoolBrands products are stocked in freezers all along consumers' daily routes.

Pie Frozen Distribution also will achieve cost-savings and efficiencies that can't be counted on with Eskimo third-party warehouse distributors. Growing numbers of frozen food products are being pushed to market through third-party distributors. Freezer space is at a premium and costs are rising. Delivering our own products means CoolBrands can count on the visibility needed for rising sales. Distribution agreements with partner brands like Unilever and M&M/Mars are bringing us new revenue streams and added profitability.

Most important, CoolBrands is now closer to complete vertical integration. With greater control over - and more profits related to - our products right up to the moment consumers take them off the shelf, we can be sure that consumers will buy more and more of our products.

                              franchise operations

Better Brands for Better Franchises

We made significant strides in our franchising and licensing business in 2003, successfully testing the Tropicana'r' Smoothies, Juices & More! franchise concept in several markets prior to a full-scale launch in the U.S. and Canada in 2004.

Prevailing economic conditions favor expanded opportunities for franchise growth, and Cool-Brands is well positioned to capitalize on these opportunities. In 2004, our focus for Yogen Fruz, Swensen's and Bresler's will be on developing new stores in Asia, Europe and the Middle East. In North America, however, we're turning on the juice ...

                     Tropicana'r' Smoothies, Juices & More!

Tropicana Smoothies, Juices & More! is ready for rollout after extensive test marketing. In one test store after another, in a wide variety of markets and retail formats, Tropicana'r' Smoothies, Juices & More! has proven its strong revenue - generating and profit - returning potential. Full-scale launch in North America is planned to commence in 2004.

The Tropicana Smoothies, Juices & More! concept combines the peerless brand equity of Tropicana - the world's leading brand for premium chilled juices - with CoolBrands' expertise in developing franchise systems and retail store locations.

Yogen Fruz'r'

International expansion of Yogen Fruz franchises continued in 2003, with new store openings in Japan, Panama and Trinidad, while the brand maintained its position as the leading frozen yogurt brand in Canada.

Swensen's'r'

Swensen's Ice Cream was the first national ice cream parlor to serve a premium all-natural ice cream. Swensen's began in 1949 when Earle Swensen offered ice cream "as good as father used to make," and it's still enjoyed by customers around the world. Swensen's continued to demonstrate exceptional vitality in both the Pacific Rim and Middle East, with new store openings in China, Malaysia and Vietnam. Growth in the Middle East initiated in Kuwait, and additional areas are in negotiations.

                                  Bresler's'r'

The Bresler's Ice Cream marquee is a magnet for anyone who loves the delicious taste of premium ice cream, frozen yogurt, sorbets and Italian ices. Founded during the Great Depression in the American Midwest, Bresler's remains one of America's premier ice cream brands.

                         I Can't Believe It's Yogurt'r'

I Can't Believe It's Yogurt pioneered the development of nonfat frozen yogurt and, in doing so, launched an entirely new market segment. Recognized as an industry leader in product innovation, ICBY was the first to develop complete product lines featuring fat-free frozen yogurt as well as fat-free, sugar-free frozen yogurt.

                                  manufacturing

Better Technology for Better Brands & Products

CoolBrands has engineered custom techniques that make us one of the fastest, most efficient ice cream producers in the world. Our vertical integration in manufacturing ingredients, products and packaging allows CoolBrands to better control costs and quality while capturing added revenue and profit by serving other customers as well as CoolBrands products.

Our drive to be the premier innovator in the frozen dessert industry isn't limited to originality in consumer products and franchises. CoolBrands also leads the industry in developing new manufacturing technologies that help us improve efficiency and create products that satisfy the needs of consumers and our competitors find hard to duplicate.

                       Better Through Vertical Integration

Vertical integration enables us to control costs and quality and capture more of the total profit related to our brands. Our vertical supply chain operations - ingredient and packaging supply, finished goods manufacturing and DSD distribution - also create new profit centers from relationships with partner brands and elimination of non-essential vendors. Vertical integration is central both to our brand steward-ship and to our financial imperative to maximize profits.

                                 Americana Foods

In 2003 CoolBrands acquired controlling interest in Americana Foods, substantially enhancing our manufacturing asset base. Americana Foods, as one of the largest and most versatile of all U.S. manufacturing facilities for frozen desserts, gave CoolBrands the additional production capacity we needed to support our rapid growth. It also augmented our technical resources - in particular, our ability to produce the extruded novelty forms increasingly desired by consumers - so that we could develop our brands in exciting new ways, as evidenced by our new products for 2004.

Americana Foods operates a sophisticated pilot plant with a fully operational R&D laboratory. This gives CoolBrands a unique ability to make trial test runs of new products and samples for evaluation without impacting normal production operations, that's a luxury not available to ordinary frozen dessert plants, and it helps CoolBrands in its drive to innovate our way to category leadership.

                                  Value America

Value America is the premier expert in the development of new flavors, ingredients, coatings and bases used in dairy products. Throughout its 75-year history, Value America has earned its reputation for quality with every product, including proprietary blends and specialty formulations. For CoolBrands' latest generation of Better for You products, Value America has been instrumental in developing cutting-edge solutions for formulating the very best low-carb, fat-free and no-sugar-added frozen treats. Value America is a major supplier of best-in-class flavoring powders, eggnog and sherbet bases, fruit packs, purees and stabilizers. Its customers include the very largest dairy suppliers in the U.S.

                             Eskimo Pie Foodservice

If you're in soft-serve ice cream or frozen yogurt, there's a very high likelihood that Eskimo Pie Foodservice supplies the high quality flavors and mixes for the tastes your customers count on every time.

Eskimo Pie Foodservice supplies premium soft-serve mixes to customers throughout the foodservice industry all across America. We are the exclusive supplier of soft-serve mixes to some of the largest and most recognizable names in retailing and foodservice, including Sam's Club, Universal Studios, and many other leading operators throughout the United States.

                           Sam-Pak Flexible Packaging

In the increasingly competitive world of retail, the right packaging design is as important as the right product for the market. Impulse purchases depend heavily on what consumers see when they look in the freezer case, and what they see first isn't the product itself, it's the packaging. That's why Sam-Pak's expertise in creating food packaging that sells is so important.

Sam-Pak Flexible Packaging specializes in the design and high-speed printing and production of paper, film and foil wraps for foodservice operations, food and sterile goods manufacturers, and the pharmaceuticals industry. Sam-Pak's precision printing processes are ideal for single-portion food and pharmaceuticals flexible packaging, using the latest materials developed for light weight and durability. Sam-Pak has years of experience in the demands of regulatory agencies, just-in-time delivery, and the lightning-fast pace of retail. That experience translates into the ability to reduce industry standard turnaround times by up to 50%. Excellence in quality assurance has earned Sam-Pak the coveted Superior rating from the American Institute of Baking.

                            Ideas: the Key to Growth

Whether it's new production methods, innovative and changing novelty forms, new formulations, or ingenious ways to beat the retail clock, CoolBrands' vertically integrated production resources are fueled by our most important assets - ideas.

As a vigorous and innovative player in the retail marketplace, CoolBrands relies as much on ingenuity and bold new ideas as we do on the know-how to bring them to market. Without new products to power continuing growth, no company can reach its full potential.

Thanks to the people who make our manufacturing facilities really work, from the R&D technicians and their invaluable artistry to the indispensable men and women on bustling production lines, CoolBrands is becoming a dynamic and highly profitable contender, leading the industry to the edges of the frozen desserts frontiers and beyond.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of 2003 and 2002

We manage our business based on four industry segments: Prepackaged consumer products, foodservice, dairy components, and franchising and licensing.

Sales

Sales for each segment are summarized in the following table:

                                Amount          Percentage of Sales
                            -----------------   -------------------
Year Ended August 31,         2003      2002        2003    2002
                               $         $           %       %
Prepackaged consumer
   products                 255,197   156,691       76.2    66.4
Foodservice                  25,243    25,067        7.5    10.6
Dairy components             38,651    34,610       11.5    14.7
Franchising and licensing    15,943    19,660        4.8     8.3
                            -------   -------      -----   -----
   Total                    335,034   236,028      100.0   100.0
                            =======   =======      =====   =====

Sales in fiscal 2003 increased by $99,006,000 or 41.9% from $236,028,000 in fiscal 2002 to $335,034,000. This increase was primarily related to an increase in sales of new prepackaged consumer products introduced for sale in fiscal 2003, expanded sales and distribution of our foodservice and dairy components products, sales generated by the brands and distribution assets acquired in July 2003 from Dreyer's Grand Ice Cream, Inc. and Nestle and from the acquisition of 50.1% of Americana Foods LP which was effective July 1, 2003.

Gross profit margin

The following table presents the gross profit margin dollars by industry segment and gross profit percentage for each industry segment:

                                  Amount        Percentage of Sales
                            -----------------   -------------------
Year Ended August 31,         2003      2002        2003   2002
                               $         $           %      %
Prepackaged consumer
   products                 104,594    83,030       41.0   53.0
Foodservice                   9,898    10,297       39.2   41.1
Dairy components              8,921     7,135       23.1   20.6
Franchising and licensing     3,751     6,320       23.5   32.2
                            -------   -------       ----   ----
   Total                    127,164   106,782       38.0   45.2
                            =======   =======       ====   ====

Gross profit dollars increased to $127,164,000 in fiscal 2003 from $106,782,000 in fiscal 2002 due to the increased sales in 2003 versus 2002. However, the Company's overall gross profit percentage for fiscal

2003 decreased to 38% as compared with 45.2% for fiscal 2002, due to the impact of lower gross profit margins generated by Americana Foods' manufacturing operations and Eskimo Pie Frozen Distribution Inc's distribution operations. Franchising and licensing gross profit percentage for fiscal 2003 was adversely impacted by the losses of Company owned stores.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Drayage and other income

Drayage and other income increased to $16,978,000 in fiscal 2003 from $1,007,000 in fiscal 2002 due to drayage fees received from Dreyer's/Nestle for the delivery of their products to customers utilizing the Company's "Direct Store Delivery" (DSD) services.

Selling, general and administrative expenses

          Selling, general and administrative expenses are summarized by industry segment in the following table:

                                 Amount       Percentage of Sales
                            ---------------   -------------------
Year Ended August 31,        2003     2002        2003   2002
                              $        $           %      %
Prepackaged consumer
   products                 76,616   58,500       30.0   37.3
Foodservice                  7,222    8,008       28.6   32.0
Dairy components             2,908    3,058        7.5    8.8
Franchising and licensing    6,639    6,981       41.6   35.5
Corporate                    1,703    1,011        n/a    n/a
                            ------   ------
   Total                    95,088   77,558
                            ======   ======

Selling, general and administrative expenses increased by $17,530,000 from $77,558,000 in 2002 to $95,088,000 in 2003 due primarily to the increase in selling, general and administrative expenses in the prepackaged consumer products' segment due to the increased level of sales. Prepackaged consumer products selling, general and administrative expenses increased as a result of increased spending on promotions, marketing and advertising and an increase in product introductory expenses (slotting) associated with the sale of new products introduced in 2003. The Company continues to control spending over selling, general and administrative expenses, such that prepackaged consumer products selling, general and administrative expenses declined as a percentage of sales to 30% in fiscal 2003 from 37.3% in fiscal 2002, and selling, general and administrative expenses as a percentage of total revenues declined to 26.6% in fiscal 2003 from 32% in fiscal 2002.

Interest expense

Interest expense was $1,990,000 in fiscal 2003 compared with $2,544,000 in fiscal 2003. The decrease in interest expense was primarily due to the reduction in long-term debt associated with the acquisitions of Eskimo Pie Corporation in 2001 and the assets of Fruit-A-Freeze in 2002. Interest expense will increase in fiscal 2004 as a result of the Company's fourth quarter acquisition of 50.1% of Americana Foods LP, which included U.S. $12,625,000 of secured term and revolver bank debt.

Provision for income taxes

The effective tax rate was 38.8% in fiscal 2003 and 36.2% for fiscal 2002. The effective tax rate differs from the Canadian Federal/Principal Statutory Rate primarily due to our operations in foreign countries with lower effective tax rates. Future effective tax rates could be adversely affected by earnings being lower than anticipated in countries that have lower statutory rates or changes in the valuation of our future income tax assets or liabilities.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Earnings

Net earnings improved to $31,704,000 in 2003 as compared to $20,984,000 in 2002 and improved to 8.9% of total revenues in 2003 as compared to 8.7% of total revenues in 2002.

Liquidity and capital resources

          Working capital at August 31, 2003 was $85,734,000 compared with $57,354,000 at August 31, 2002. The increase was primarily due to an increase in receivables of $17,806,000 and inventory of $30,243,000, offset by a decrease in cash of $16,946,000. The Company believes its working capital plus internally generated funds and the funds available from a U.S. $10 million revolving credit facility will be sufficient to meet its cash and working capital requirements for its established operations for the current fiscal year.

          At August 31, 2003, the Company had $30,140,000 of cash and short-term investments as compared with $47,086,000 at August 31, 2002. The Company generated cash flow from operating activities before changes in working capital of $39,980,000 for the year ended August 31, 2003 as compared with $27,805,000 for the year ended August 31, 2002 due primarily to the increase in net earnings for 2003 as compared with 2002.

Payment requirements

          In connection with the acquisition of Eskimo Pie Corporation, a U.S. subsidiary borrowed U.S. $30 million to finance the acquisition. The loan is payable in monthly installments of U.S. $250,000, which began December 1, 2000, with the remaining principal balance due on November 1, 2005. Interest on the term loan is payable monthly on the unpaid principal balance. All borrowings under the above loan agreement are guaranteed by the Company and all of its significant subsidiaries. The principal balance outstanding at August 31, 2003 was U.S. $16,250,000.

On November 19, 2002, Americana Foods LP, which is owned 50.1% by the Company, entered into a credit agreement with a financial institution that included a term loan of U.S. $10,000,000, which is secured by the Partnership's property, plant, and equipment. Principal payments are payable in fixed monthly installments of U.S.$80,739 and matures on November 19, 2007. The term of the loan bears interest at prime plus 0.5% (4.5% at August 31, 2003.)

The Partnership's credit agreement also included a revolving loan of up to U.S. $5 million, subject to a borrowing base calculation, which bears interest at prime plus 0.5% (4.5% at August 31, 2003) and is due on November 19, 2004. At August 31, 2003, approximately U.S. $2,031,000, was available to the partnership under this loan. The revolving loan is secured by the Partnership's receivables and inventory.

Impact of inflation

Inflation can significantly impact ice cream and frozen yogurt ingredients, including butterfat and packaging costs. In 2003 and 2002, the Company passed on ingredient, energy and freight cost increases by raising prices on selected product lines. In 2004, the Company believes that it will be able to pass on any cost increases, if any, in the normal course of business within a relatively short period of time. However, the ability of the Company to pass on cost increases will depend, to some extent, on whether its competitors have also done so. The Company believes that, in the past, its competitors have passed on cost increases in a relatively short period of time.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Risk factors and uncertainties

CoolBrands products are ultimately purchased by the global retail consumer, whose tastes and preferences are subject to variation and change. Although carefully monitored, these changes cannot be controlled and are difficult to predict. Management believes that CoolBrands' family of products is based on well established brand names and is easily adaptable to meet changes in consumer tastes and demands.

CoolBrands operates in some countries that are subject to potential political and economic uncertainty. Such factors, beyond the control of CoolBrands, are lessened because of international diversification and the sharing of risks with Master and Sub-franchisees.

CoolBrands is subject to currency exchange risks since most of its subsidiaries report and transact in U.S. dollars. Risks are minimized by the subsidiaries transacting purchases and recording the related sales in the same currency. From time to time, the Company has also used forward exchange contracts to minimize exchange risk exposure.

The Corporation derives a substantial portion of its revenues from its operations in the United States. The U.S. market for frozen desserts is highly competitive. As competitors introduce new products or revise their supply or pricing strategies, the Corporation may encounter additional and more intense competition. Such competitors have greater name recognition and more extensive financial, technological, marketing and personnel resources than the Corporation. In addition, the Corporation may experience increased competition in its other markets as its competitors expand their international operations.

The Corporation is subject to risks with respect to its cost of raw materials, some of which are subject to changes in commodity prices, particularly the cost of butterfat, which is used to produce ice cream products. From time to time, the Corporation has used hedging contracts to reduce its exposure to such risks with respect to its raw material costs.

Seasonality

The ice cream and frozen yogurt industry generally experiences its highest volume during the spring and summer months and its lowest volume in the winter months.

Outlook

In the past year, the Company acted through acquisition, internal expansion and pursuit of new strategic relationships to promote future profitable growth. The Company added new brands to its portfolio, including Dreamery and Whole-Fruit acquired from Dreyer's Grand Ice Cream, Inc., and the Godiva ice cream license assigned to the Company from Dreyer's in the fourth quarter of fiscal 2003.

The Company also continued to increase its leverage and returns on its investment in brand equity through the vertical integration of our supply chain, including the acquisition from Nestle of substantially all of the Haagen-Dazs frozen dessert direct store distribution assets in the U.S. and the acquisition of 50.1% of Americana Foods LP which owns one of the largest and most versatile frozen dessert manufacturing facilities in the U.S., both of which occurred in the fourth quarter of 2003.

Management believes that the gains in revenues and earnings realized in 2003 continued to build a foundation to support continued profitable growth in 2004. Management will continue to monitor and assess its systems, controls and personnel to execute the Company's growth strategy and maximize returns.

                                AUDITORS' REPORT

To the Shareholders of CoolBrands International Inc.:

We have audited the consolidated balance sheets of CoolBrands International Inc. as at August 31, 2003 and 2002 and the consolidated statements of earnings and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

BDO DUNWOODY LLP

"BDO DUNWOODY LLP"

Chartered Accountants
Toronto, Ontario
November 25, 2003

CoolBrands International Inc.
Consolidated Balance Sheets as at August 31, 2003 and 2002
--------------------------------------------------------------------------------

(in thousands of dollars)
                                                                  2003      2002
                                                                   $         $
                                     Assets
Current Assets:

Cash and short term investments                                  30,140    47,086
Receivables (note 3)                                             60,807    43,001
Receivables - affiliates (note 12)                                3,185     3,792
Inventories                                                      55,604    25,361
Prepaid expenses                                                  9,722     6,752
Asset held for sale                                                         3,432
Future income taxes (note 8)                                      1,930     2,415
                                                                -------   -------

Total current assets                                            161,388   131,839

Future income taxes (note 8)                                      2,977     3,433

Property, plant and equipment (note 4)                           28,349    19,710

License agreements, net of accumulated amortization of $4,265
   (2002 - $3,711)                                               12,357    13,438

Intangible and other assets (note 5)                              9,084     7,332

Goodwill (note 1)                                                99,695   107,910
                                                                -------   -------
                                                                313,850   283,662
                                                                =======   =======

                    See accompanying notes to consolidated financial statements.

CoolBrands International Inc.
Consolidated Balance Sheets as at August 31, 2003 and 2002
--------------------------------------------------------------------------------

(in thousands of dollars)
                                                    2003      2002
                                                     $         $
    Liabilities and Shareholders' Equity
Current Liabilities:

Accounts payable                                   27,339    24,399
Payables - affiliates (note 12)                       754       978
Accrued liabilities                                33,530    32,880
Income taxes payable                                5,204     7,347
Future income taxes (note 8)                        3,144     2,566
Current maturities of long-term debt (note 6)       5,683     6,315
                                                  -------   -------
Total current liabilities                          75,654    74,485

Long-term debt (note 6)                            38,671    29,279

Other liabilities                                   3,984     4,940

Future income taxes (note 8)                        4,722     3,950
                                                  -------   -------
Total liabilities                                 123,031   112,654
                                                  -------   -------
Minority interest                                   2,968       300
                                                  -------   -------

Commitments and contingencies (notes 10 and 11)

Capital stock (note 7)                            122,406   122,378

Cumulative translation adjustment                  (8,904)    5,685

Retained earnings                                  74,349    42,645
                                                  -------   -------
Total shareholders' equity                        187,851   170,708
                                                  -------   -------

                                                  -------   -------
                                                  313,850   283,662
                                                  =======   =======

                    See accompanying notes to consolidated financial statements.

Approved by the Board,

"David J. Stein" , Director

"Romeo DeGasperis" , Director

CoolBrands International Inc.
Consolidated Statements of Earnings and Retained Earnings
for the years ended August 31, 2003 and 2002
--------------------------------------------------------------------------------

(in thousands, except for earnings per share data)
                                                   2003      2002
                                                    $         $
Revenues:

Sales                                            335,034   236,028

Franchising and licensing revenues:

Royalty income                                     2,716     3,070
Franchise and license fees                         1,804     1,213
Consumer products license fees                       741       904

Drayage and other income                          16,978     1,007
                                                 -------   -------
Total revenues                                   357,273   242,222
                                                 -------   -------

Operating expenses:

Cost of goods sold                               207,870   129,246
Selling, general and administrative expenses      95,088    77,558
Interest expense                                   1,990     2,544
                                                 -------   -------
Total operating expenses                         304,948   209,348
                                                 -------   -------
Minority interest                                    541
                                                 -------   -------

Earnings before income taxes                      51,784    32,874
                                                 -------   -------

Provision for income taxes (note 9):

Current                                           17,536     9,715
Future                                             2,544     2,175
                                                 -------   -------
                                                  20,080    11,890
                                                 -------   -------
Net earnings                                      31,704    20,984

Retained earnings -  beginning of year            42,645    21,661
                                                 -------   -------
Retained earnings - end of year                   74,349
                                                 =======   =======

                                                            42,645
                                                 =======   =======
Earnings per share:
Basic                                               0.61      0.44
Diluted                                             0.59      0.42

Weighted average shares outstanding:
Shares used in per-share calculation - basic      51,746    48,050
Shares used in per-share calculation - diluted    53,992    50,346

                    See accompanying notes to consolidated financial statements.

CoolBrands International Inc.
Consolidated Statements of Cash Flows
for the years ended August 31, 2003 and 2002
--------------------------------------------------------------------------------

(in thousands of dollars)

                                                                          2003      2002
                                                                            $         $
Cash and short term investments provided by (used in):

Operating activities:
Net earnings                                                             31,704    20,984
Items not affecting cash
   Depreciation and amortization                                          4,801     4,646
   Future income taxes                                                    2,544     2,175
   Loss on sale of asset held for sale                                      390
   Minority interest                                                        541
Changes in current assets and liabilities, net of businesses acquired
   Receivables                                                           (5,172)   (8,156)
   Receivables - affiliates                                                 844      (927)
   Allowance for doubtful accounts                                       (1,087)     (980)
   Inventories                                                           (9,065)   (7,500)
   Prepaid expenses                                                      (2,900)   (2,285)
   Accounts payable                                                      (7,476)       58
   Payables - affiliates                                                   (240)      257
   Accrued liabilities                                                   (2,293)   11,520
   Income taxes payable                                                  (2,292)    4,587
   Other assets                                                             364      (336)
   Other liabilities                                                     (1,023)       19
                                                                        -------   -------
Cash provided by operating activities                                     9,640    24,062
                                                                        -------   -------

Investing activities:
Increase in notes receivable                                                 (5)      (44)
Repayment of notes receivable                                               345        91
Purchase of leasehold improvements and equipment                         (5,736)   (6,338)
Purchase of intangible assets                                              (113)     (260)
Purchase of license agreements                                           (1,482)
Acquisitions, net of cash acquired                                      (13,409)   (8,628)
Proceeds from asset held for sale                                         3,283
                                                                        -------   -------
Cash used in investing activities                                       (17,117)  (15,179)
                                                                        -------   -------
Financing activities:
(Expense) proceeds from special warrants                                   (144)   13,908
Proceeds from revolving line of credit, unsecured                         2,770
Proceeds from issuance of Class A and B shares                              172     2,507
Repayment of long-term debt                                              (9,495)   (6,662)
                                                                        -------   -------
Cash (used in) provided by financing activities                          (6,697)    9,753
                                                                        -------   -------
(Decrease)  in cash flows due to changes in foreign exchange rates       (2,772)   (3,118)
                                                                        -------   -------
(Decrease) increase in cash and short term investments                  (16,946)   15,518

Cash and short term investments - beginning of year                      47,086    31,568
                                                                        -------   -------
Cash and short term investments - end of year                            30,140    47,086
                                                                        =======   =======

                    See accompanying notes to consolidated financial statements.

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2003 and 2002
--------------------------------------------------------------------------------

(Tabular amounts are expressed in thousands of dollars)

1.   Description of business and summary of significant accounting policies

     CoolBrands International Inc. (the "Company") manufactures, markets, distributes, sub-licenses and sells a variety of branded frozen dessert products to supermarkets, grocery stores, club stores, convenience stores, gourmet shops and delicatessens in Canada, the United States and certain foreign countries and also franchises frozen yogurt and ice cream stores, dip shops and family style restaurants throughout Canada, the United States and over 80 foreign countries. The Company also manufactures and sells soft serve frozen yogurt and ice cream mixes, a variety of flavours and ingredients and flexible packaging. The Company also operates a "direct store delivery" (DSD) frozen distribution system in the United States that delivers the Company's frozen dessert products, as well as those of third party "partner brand" manufacturers, directly to retailers' store locations. The Company also manufactures frozen desserts and other food products on a contract basis, including "store brand" (private label) products for retailers.

     Basis of presentation

     The consolidated financial statements are prepared by management using accounting principles generally accepted in Canada and include all wholly and majority owned subsidiaries. All significant intercompany transactions of consolidated subsidiaries are eliminated. Acquisitions recorded as purchases are included in the statement of earnings from the date of acquisition. All amounts are reported in Canadian dollars unless otherwise indicated.

     Use of estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimated.

     Cash and short term investments

     All highly liquid commercial paper purchased with maturities of three months or less is classified as a cash equivalent. Cash equivalents are stated at cost, which approximates market value.

     Inventories

     Inventories consist primarily of ice cream, frozen yogurt and frozen dessert products, food supplies and packaging. Inventories are valued at the lower of cost and net realizable value, with cost determined principally by the first-in, first-out (FIFO) method.

     Property, plant and equipment

     Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of buildings and leasehold improvements and equipment is provided by the straight-line or declining balance methods, using the estimated useful lives of the assets, principally 20 to 38 years and 3 to 10 years, respectively. Store leasehold improvements are amortized on a straight-line basis over the terms of the leases, principally 5 to 10 years.

     Trademarks, license agreements and franchise agreements and rights

     Trademarks, license agreements and franchise agreements and rights are stated at cost less accumulated amortization. Amortization is provided by the straight-line method using the terms of the agreements, which range from 3 to 20 years.

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2003 and 2002
--------------------------------------------------------------------------------

(Tabular amounts are expressed in thousands of dollars)

1.   Description of business and summary of significant accounting policies
     (cont'd)

     Goodwill

     Goodwill is evaluated annually for possible impairment. The Company uses an estimate of the related reporting units' discounted future cash flows in determining if the fair value of the reporting units is recoverable. Any permanent impairment in the value of goodwill would be written off against earnings. Based on the impairment tests performed, there was no impairment of goodwill in fiscal 2003. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

     Revenue recognition

     Revenue from sales of the Company's products is recognized at the time of sale, which is generally when products are shipped to customers.

     Revenue from sales by Company-owned and operated stores is recognized when products are purchased by customers.

     Master franchise fee revenues are recognized at the time the Company has received the deposit specified in the master franchise agreement, has substantially performed all significant services to be provided in accordance with the terms of the agreement and when collectibility is reasonably determinable.

     Single store franchise fees are recognized as revenue when the franchise application is approved, cash payments are received, and the Company has performed substantially all services required under the agreement.

     Continuing franchise royalties are based on a percentage of gross sales as reported by the franchisees or gross products purchased by the franchisees. These fees are recognized on an accrual basis as they are earned.

     Revenue from Drayage income is recognized at the time the product is delivered for the vendor to their customer by the Company.

     Advertising

     The Company spends a significant amount of its advertising dollars with its supermarket customers in the form of co-operative advertising in the chains' weekly circulars. The remainder of the Company's advertising is spent on media and other direct advertising. All advertising costs are expensed as incurred. The Company spent $5,131,000 on advertising for the year ended August 31, 2003 (2002 - $5,991,000).

     Product introductory costs

     The Company capitalizes certain product introductory placement costs (i.e. slotting fees) paid to customers, which are incurred to develop new markets for new and existing products sold for the first time. The payment of such fees is common in the industry. These costs are expensed over a twelve month period. Product introductory expense was $11,713,000 for the year ended August 31, 2003 (2002 - $6,700,000).

     Financial instruments

     The carrying amount of financial instruments including cash and short term investments, receivables, receivables - affiliates, accounts payable, payables - affiliates and accrued liabilities approximates fair value at August 31, 2003, because of the relatively short maturity of these instruments. The Company is exposed to interest rate risk on its long-term debt, however, the Company mitigates some of this exposure through an interest rate swap as described in note 6.

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2003 and 2002
--------------------------------------------------------------------------------

(Tabular amounts are expressed in thousands of dollars)

1.   Description of business and summary of significant accounting policies
     (cont'd)

     Concentration of credit risk

     Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and short-term investments and receivables. The Company attempts to minimize credit risk with respect to receivables by reviewing customers' credit history before extending credit, and by regularly monitoring customers' credit exposure. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

     Earnings per share

     The Company uses the treasury stock method to determine the dilutive earnings per share.

     Foreign currency translation

     Translation gains or losses of accounts of foreign subsidiaries considered financially and operationally self-sustaining are deferred as a separate component of shareholders' equity until there has been a realized reduction in the net investment.

     Foreign currencies are translated into Canadian dollars using the average exchange rate for the year for items included in the consolidated statements of operations. Foreign currencies are translated into Canadian dollars using the current rate for assets and liabilities included in the consolidated balance sheets except for earnings reinvested in the business, which are translated at historical rates.

     Income taxes

     Income taxes are calculated using the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     Stock Option Plan

     The Company has a stock option plan for directors, officers, consultants and key employees. No compensation expense is recognized in accounting for stock options in the Company's Consolidated Statements of Earnings, except for stock-based compensation expense for stock options granted to consultants which is measured at the estimated fair value at the date of grant and expensed. When options are exercised the amount received is credited to share capital. Pro forma stock based compensation expense information is included in note 7.

     Derivative Instruments

     Under an agreement expiring April 1, 2004, the U.S. based subsidiary of the Company entered into an interest-rate swap as a derivative to modify the interest characteristics on a portion of its outstanding float rate senior unsecured term loan, in an attempt to reduce its exposure to fluctuations in interest rates. The fair value of the contract has not been reflected in the Consolidated Financial Statements. The Company does not enter into such contracts for speculative purposes.

     Reclassifications

     Certain 2002 amounts have been reclassified to conform with the 2003 presentation.

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2003 and 2002
--------------------------------------------------------------------------------

(Tabular amounts are expressed in thousands of dollars)

2.   Acquisitions

     a.   2003 Acquisitions

     Effective July 1, 2003, the Company acquired the general partner interest and majority of the total partnership interests in Americana Foods LP, located in Dallas, Texas. Americana Foods is one of the largest and most versatile frozen dessert manufacturing facilities in the U.S., and currently supplies a wide variety of soft serve mixes, packaged ice cream, frozen yogurt and sorbet products and frozen novelties to well known national retailers, food companies and restaurant chains, including Sam's Club, TCBY Enterprises and Silhouette Brands. Americana Foods also manufactures and sells products for the foodservice channel such as dairy mixes for preparing mashed potatoes which are extensively used to standardize quality and reduce labor costs in on-site food preparations.

               The following is a summary of the assets acquired and the fair value assigned thereto, and the purchase consideration given:


               Fair value acquired:      $     Purchase Consideration:    $
               Current assets         22,396
               Property, plant
                  and equipment        7,879
                                      ------
                                      30,275
               Less: Liabilities      30,275
                                      ------                             ---
                                        Nil                              Nil
                                      ======                             ===

     On July 6, 2003, the Company acquired the Dreamery'r' ice cream and Whold Fruit'TM' sorbet brands from Dreyer's Grand Ice Cream, Inc., as well as the right to the license for the Godiva'r' ice cream brand, which was assigned by Dreyer's and substantially all of the Haagen-Dazs frozen dessert distribution assets in the States of Washington, Oregon, Florida, California, Pennsylvania, New Jersey, Utah, Minnesota, Georgia, Maryland, and the District of Columbia from Nestle Ice Cream Company, LLC.

               The following is a summary of the assets acquired and the fair value assigned thereto, and the purchase consideration given:

               Fair value acquired:            $     Purchase consideration:      $
               Current assets               10,971   Cash                      13,409
               Option to purchase City of
                  Industry, CA. facility     2,438
                                            ------                             ------
                                            13,409                             13,409
                                            ======                             ======

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2003 and 2002
--------------------------------------------------------------------------------

(Tabular amounts are expressed in thousands of dollars)

2.   Acquisitions (cont'd)

     b.   2002 Acquisitions

     On June 30, 2002, the Company acquired the business and assets of Fruit-a-Freeze, Incorporated. Fruit-a-Freeze, Incorporated began making frozen fruit bars in 1977, and was a pioneer in establishing the market for frozen novelties made from whole fruit and all natural ingredients. In its home market in Southern California, Fruit-a-Freeze products are consistently top ranked sellers among frozen novelties.

     The acquisition included the Fruit-a-Freeze leased frozen novelty manufacturing facility in Norwalk, CA, and Fruit-a-Freeze's frozen distribution center and direct store delivery route distribution system, operated out of a frozen storage warehouse located at the Norwalk facility. The Fruit-a-Freeze distribution system services supermarket chains, club stores, independent grocers, convenience stores and independent distributors throughout Southern California.

               The following is a summary of the assets acquired and the fair value assigned thereto, and the purchase consideration given:

               Fair value acquired:     $     Purchase consideration:     $
               Current assets         2,814   Cash                        137
               Equipment                970   Future payment
               Other assets              23      contingent upon year
               Intangible assets        153      one sales              2,280
               Goodwill               4,921
                                      -----
                                      8,881
               Less: Liabilities      6,464
                                      -----                             -----
                                      2,417                             2,417
                                      =====                             =====

     In addition to the $2,280,000 cash payment contingent upon sales in year one, the Agreement specifies additional payments contingent upon the sales of Fruit-a-Freeze branded products in excess of U.S. $11,173,000 in both years two and three. However, since it is unlikely that any additional payments will be required for years two and three, the Company has not recorded a liability for such additional contingent consideration payments.

     On August 16, 2002, the Company purchased the business and assets of Chipwich, Inc., maker of the Chipwich Ice Cream Cookie Sandwich. A Chipwich is premium ice cream sandwiched between two specially formulated chocolate chip cookies and rolled in pure chocolate chips. When it was introduced in 1981, Chipwich created the adult premium ice cream novelty category. Since then, Chipwich has established itself as one of the best-known brand names for frozen novelties.

               The following is a summary of the assets acquired and the fair value assigned thereto, and the purchase consideration given:

               Fair value acquired:     $      Purchase consideration:     $
               Current assets           379   Cash                       8,491
               Plant equipment          550   Cash payment, Due:
               Intangible assets        156      January 15, 2003,
               Goodwill               8,187      subject to certain
                                                 potential adjustments     391
                                              Warrants issued              390
                                      -----                              -----
                                      9,272                              9,272
                                      =====                              =====

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2003 and 2002
--------------------------------------------------------------------------------

(Tabular amounts are expressed in thousands of dollars)

3.   Receivables

                                                         2003     2002
                                                           $        $
     Trade accounts receivable                          64,217   45,502
     Franchise and license fees receivable                 423    2,326
     Notes receivable, current maturities                  167      196
                                                        ------   ------
                                                        64,807   48,024
     Less: Allowance for doubtful accounts               4,000    5,023
                                                        ------   ------
                                                        60,807   43,001
                                                        ======   ======

4.   Property, plant and equipment

                                                         2003     2002
                                                           $        $
     Land                                                1,280    1,032
     Buildings                                           8,432    4,651
     Machinery and equipment                            25,290   19,438
     Leasehold improvements                              3,257    2,629
                                                        ------   ------
                                                        38,259   27,750

     Less: Accumulated d epreciation and amortization
         Buildings                                         866      641
         Machinery and equipment                         8,057    6,612
         Leasehold improvements                            987      787
                                                        ------   ------
                                                        28,349   19,710
                                                        ======   ======

5.   Intangible and other assets

                                                         2003     2002
                                                           $        $
     Trademarks                                          4,421   4,857
     Franchise agreements and rights                       756     825
     Territorial agreements                                425     479
     Purchase option - land and building                 2,495
     Notes receivable                                      168     538
     Other                                               2,715   2,374
                                                        ------   -----
                                                        10,980   9,073
     Less: Accumulated amortization

         Trademarks                                      1,203   1,103
         Franchise agreements and rights                   280     256
         Territorial agreements                            413     382
                                                         -----   -----
                                                         9,084   7,332
                                                         =====   =====

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2003 and 2002
--------------------------------------------------------------------------------

(Tabular amounts are expressed in thousands of dollars)

6.   Long-term debt

                                                          2003      2002
                                                            $         $
     Term loan, unsecured                                 22,518   33,516
     Term loans, secured                                  13,292      507
     Revolving line of credit, unsecured                   2,770    1,052
     Revolving loan, secured                               4,112
     Capitalized leases                                    1,662      519
                                                          ------   ------
                                                          44,354   35,594
     Less: Current maturities                              5,683    6,315
                                                          ------   ------
                                                          38,671   29,279
                                                          ======   ======

     In connection with the acquisition of Eskimo Pie Corporation, a U.S. subsidiary borrowed U.S. $30,000,000, to finance the acquisition. The unsecured term loan is payable in monthly installments of U.S. $250,000, with the remaining principal balance due November 1, 2005. Interest is payable monthly on the unpaid principal balance with interest rates fluctuating with changes in the prime lending or libor rate and the ratio of funded debt to EBITDA. The interest rates, plus applicable margins were fixed through August 31, 2001 at the lower of prime plus 1/2% or libor plus 2 1/2% (3.125% at August 31, 2003). As of August 31, 2003, the term loan balance was U.S. $16,250,000.

     All borrowings under the above unsecured term loan agreement are guaranteed by the Company. The agreement contains restrictions relating to the payment of dividends, rental obligations, liens, indebtedness, dispositions of property, change in the nature of its business, change in ownership and requires that the net proceeds from the sale (other than in the ordinary course of business) of any assets of Eskimo Pie Corporation must be utilized to reduce the then outstanding principal balance of the term loan. In addition, the Company must maintain certain financial ratios and limit capital expenditures to U.S. $5 million during any fiscal year.

     The U.S. based subsidiary entered into an interest rate protection agreement on April 1, 2001 covering U.S. $15,000,000 of the then outstanding principal balance of the senior unsecured term loan with a fixed libor interest rate of 5.18%, plus applicable margin. This interest rate protection agreement terminates on April 1, 2004. At August 31, 2003, the fair value of this interest rate protection agreement was U.S. $413,000 in favor of the bank and is not reflected in the Consolidated Financial Statements.

     The subsidiary also has a U.S. $10 million unsecured revolving credit facility. The revolving credit facility is available for general corporate purposes and has a maturity date of November 30, 2004. Interest is payable monthly on the unpaid principal balance of borrowings under this facility with an interest rate of libor plus 2%. The subsidiary agreed to pay a fee of 1/4% per annum on the unused portion of the commitment. As of August 31, 2003, the subsidiary has U.S. $8 million of available credit under the revolving credit facility.

     A U.S. $750,000 revolving line of credit with a maturity date of June 1, 2003, certain term loans and capitalized leases were assumed by a U.S. subsidiary in connection with the June 2002 acquisition of the business and assets of Fruit-A-Freeze, Inc. The secured term loans are payable in monthly installments of U.S. $21,521. Interest at prime plus 1% is payable monthly on the unpaid principal balance with interest rates fluctuating with changes in the prime lending rate. The U.S. $750,000 revolving line of credit and certain term loans were paid off on December 2, 2002.

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2003 and 2002
--------------------------------------------------------------------------------

(Tabular amounts are expressed in thousands of dollars)

6.   Long term debt (cont'd)

     On November 19, 2002, a limited partnership, which is owned 50.1% by the Company, entered into a credit agreement with a financial institution that includes a term loan of U.S. $10,000,000, which is secured by the partnership's property, plant, and equipment. Principal payments are payable in fixed monthly installments of U.S. $80,739 and matures on February 1, 2016. The term of the loan bears interest at prime plus 0.5% (4.5% at August 31, 2003.)

     The partnership's credit agreement also includes a revolving loan up to U.S. $5 million, subject to a borrowing base calculation, which bears interest at prime plus 0.5% (4.5% at August 31, 2003) and is due on November 19, 2004. At August 31, 2003, approximately U.S. $2,031,000, was available to the partnership under this loan. The revolving loan is secured by the partnership's receivable and inventory.

     In April 2003, the partnership executed an amendment to the credit agreement. Pursuant to this amendment, the minimum tangible net worth requirement was raised to U.S. $6,000,000 beginning June 29, 2003. In addition, the financial institution waived all other covenant requirements for the remaining term of the agreement.

     Repayments of long-term debt due in each of the next five years are as follows:

                     $
     2004          5,683
     2005         12,426
     2006         15,262
     2007         10,968
     2008             15
                  ------
                  44,354
                  ======

     Interest paid during the year ended August 31, 2003 was $1,980,000 (2002 - $2,472,000).

7.   Capital Stock


     Authorized number of shares:
       Class A Subordinate voting shares         200,000,000
       Class B Multiple voting shares            200,000,000

     Class A subordinate voting shares have a preferential right to receive cash dividends when, as and if declared by the Board of Directors. Class B multiple voting shares can be converted at any time into an equivalent number of Class A subordinate voting shares. The Class A subordinate voting shares are entitled to one vote per share and the Class B multiple voting shares are entitled to ten votes per share.

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2003 and 2002
--------------------------------------------------------------------------------

(Tabular amounts are expressed in thousands of dollars)

7.   Capital stock (cont'd)

     The Company had the following share transactions during the years ended August 31, 2003 and 2002:

                                                       Class A        Class B
                                                     subordinate      multiple
                                                    voting shares   voting shares   Warrants    Amount
                                                          #               #             #         $
                                                    -------------   -------------   --------   -------
     Balance at August 31, 2001                          39,649          6,240                 105,573

     Shares issued upon the exercise of special
        warrants                                          3,750                                 13,908
     Shares issued for cash for stock options
        exercised                                         1,894            173                   2,507
     Multiple voting shares converted to
        Subordinate voting shares                           204           (204)
     Warrants issued in connection with
        acquisition                                                                    100         390
                                                       --------        -------        ----     -------

     Balance at August 31, 2002                          45,497          6,209         100     122,378

     Expenses related to the exercise of special
        warrants                                                                                  (144)
     Shares issued for cash for stock options
        exercised                                           102                                    172
     Multiple voting shares converted to
        Subordinate voting shares                            30            (30)
                                                       --------        -------        ----     -------

     Balance at August 31, 2003                          45,629          6,179         100     122,406
                                                       ========        =======        ====     =======

     Paid-in-balance                                   $104,716        $17,300        $390
                                                       ========        =======        ====

     The Company has granted options to purchase subordinate and multiple voting shares to directors, officers, consultants and key employees under the Company's stock option plans. A summary of the activity of the Company's stock option plans for the years ended August 31, 2003 and 2002 is summarized below:

                                             2002           1998
                                            Stock          Stock           Integrated
                                            Option         Option         Brands Stock
                                             Plan           Plan           Option Plan
                                        -------------   -----------   ----------------------
                                                                                               Weighted
                                                        Subordinate   Multiple   Subordinate    Average
                                         Subordinate       Voting      Voting       Voting     Exercise
                                        Voting Shares      Shares      Shares       Shares       Price
                                        -------------   -----------   --------   -----------   --------
     Outstanding at August 31, 2001                        4,807         300          236        2.57

     Granted                                                  55                                 1.24
     Exercised                                            (1,658)       (173)        (236)       1.21
     Cancelled                                               (28)                                1.24

                                            -----          -----        ----         ----        ----

     Outstanding at August 31, 2002                        3,176         127                     3.41

     Granted                                1,298                                                5.40
     Exercised                                              (102)                                1.69
     Expired                                                            (127)                    5.72
     Cancelled                                               (10)                                1.25
                                            -----          -----        ----         ----        ----
     Outstanding at August 31, 2003         1,298          3,064                                 3.98
                                            =====          =====        ====         ====        ====

     Options exercisable at August 31,
     2003                                   1,025          2,778                                 3.97
                                            =====          =====        ====         ====        ====


CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2003 and 2002
--------------------------------------------------------------------------------

(Tabular amounts are expressed in thousands of dollars)

7.   Capital stock (cont'd)

     Stock options outstanding at August 31, 2003, aggregating 4,362,000 shares, have a weighted-average contractual life of 2.7 years and a weighted-average exercise price of $3.98 per share. Stock options exercisable at August 31, 2003 have a weighted-average exercise price of $3.97 per share. The price range was $1.15 to $1.35 (1,527,000 outstanding and 1,241,000 exercisable), $4.30 (1,000,000 options exercisable), $5.00
     (1,238,000 outstanding and 1,025,000 exercisable), $7.80 (537,000 options exercisable) and $13.75 (60,000 options outstanding) at August 31, 2003. Stock options reserved for future grant at August 31, 2003 aggregated 4,048,502.

     On November 1, 2002 The Company's shareholders approved The 2002 Stock Option Plan, which reserved 5.17 million options for issuance and limited the number of options that may be granted in any one fiscal year to 2.5% of outstanding shares.

     The Company records no compensation expense when options are issued to employees. The Company estimates the fair value of each share option on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.46%; expected volatility of 68.38%; expected live of 2.7 years; and no dividend payments. Pro forma net earnings and earnings per share if compensation expense had been recorded for stock options granted to employees would be as follows:

     For the year ended August 31,    2003
                                       $
                                     ------
     Pro forma net earnings          30,351
                                     ======
     Pro forma earnings per share:
     Basic                             0.59
     Diluted                           0.56

8.   Income taxes

     The effective income tax rate on earnings is affected from year to year by the geographic mix of the consolidated earnings before income taxes. The following table reconciles income taxes computed by applying the combined Canadian federal/provincial statutory rate with the actual income tax provision:

                                                              2003    2002
                                                                %      %
     Combined basic Canadian Federal and Provincial
        income tax rate                                      38.00   44.62
     Impact of operating in foreign countries with
        different effective rates                             0.04   (9.63)
     Permanent differences                                    0.74    1.18
                                                             -----   -----

                                                             -----   -----
                                                             38.78   36.17
                                                             =====   =====

     The Company's subsidiaries have operating loss carry-forwards for income tax purposes amounting to approximately $5,084,000 (2002 - $5,393,000). These losses expire in various amounts through the year 2019.

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2003 and 2002
--------------------------------------------------------------------------------

(Tabular amounts are expressed in thousands of dollars)

8.   Income taxes (cont'd)

     Significant components of the Company's future tax assets and liabilities as of August 31, 2003 are as follows:

                   Future Tax Assets                $                 Future Tax Liabilities                  $
                   -----------------              -----               ----------------------                -----

     Non-capital loss carry-forwards              1,876   Tax amortization in excess of book amortization   2,731
     Accounting allowances not deducted for tax   1,294   Tax depreciation in excess of book depreciation     123
     Other                                        1,737   Product introductory costs                        3,291
                                                          Other                                             1,721
                                                  -----                                                     -----
     Total Future Tax Assets                      4,907   Total Future Tax Liabilities                      7,866
                                                  =====                                                     =====

     Income taxes paid during the year ended August 31, 2003 were $17,268,000 (2002 - $4,739,000).

9.   Retirement Plans

     Eskimo Pie Corporation had maintained two defined benefit pensions plans covering substantially all salaried employees. Upon the acquisition of Eskimo Pie Corporation by the Company all future participation and all benefits under the plans were frozen. These plans provide retirement benefits based primarily on employee compensation and years of service up to the acquisition of Eskimo Pie Corporation by the Company. The above mentioned plans are referred to as the "Pension Benefits".

     In addition, Eskimo Pie Corporation entered into an agreement with Reynolds Metals Company to indemnify the cost of retiree health care and life insurance benefits for salaried employees of Eskimo Pie Corporation who had retired prior to April 1992. Under this agreement, Eskimo Pie Corporation may elect to prepay its remaining obligation. Eskimo Pie Corporation did not provide postretirement health and life insurance benefits for employees who retired subsequent to April 1992. This indemnity agreement is referred to as the "Other Benefits".

     The following table reconciles the changes in benefit obligations and plan assets in 2003, and reconciles the funded status to accrued benefit cost at August 31, 2003:

                                        Pension Benefits   Other Benefits
                                                $                 $
                                        ----------------   --------------
     Benefit Obligation

     Beginning balance                        2,973             2,834
     Interest cost                              196               195
     Actuarial loss                             171
     Lump sum purchase of obligations           (12)
     Benefit payments                          (108)             (463)
     Translation gain                          (328)             (298)
                                              -----             -----
     Ending balance                           2,892             2,268
                                              =====             =====

     Plan assets - Basic value
                                              2,806

     Beginning balance
     Actual return on plan assets               243
     Contributions                               42
     Benefit payments                          (120)
     Translation gain                          (305)
                                              -----
     Ending balance                           2,666
                                              =====

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2003 and 2002
--------------------------------------------------------------------------------

(Tabular amounts are expressed in thousands of dollars)

9.   Retirement Plans (cont'd)

     The funded status for the post retirement health and life insurance benefits is as follows:

                                                    Other Benefits
                                                          $
                                                    --------------
     Benefit obligations in excess of Plan assets        2,268
                                                         =====
                                                         2,268
     Accrued benefit cost                                =====

     The accrued benefit cost of $2,268,000 is included in Other liabilities at August 31, 2003.

     The following table provides the components of the net periodic benefit cost:

                                        Pension Benefits   Other Benefits
                                                $                 $
                                        ----------------   --------------
     Interest cost                             196               195
     Expected return on Plan assets           (243)
     Recognized net actuarial gain              43
                                              ----               ---
     Net period benefit cost (income)           (4)              195
                                              ====               ===

     The assumptions used in the measurement of the Eskimo Pie Corporation's benefit obligations are as follows:

                                                       Pension Benefits   Other Benefits
                                                       ----------------   --------------
     Benefit obligation, beginning of year                    6.75%             7.75%
     Expected return on plan assets, during the year           8.0%

     The weighted average annual assumed rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) is 5% for 2003 and is assumed to remain at that level thereafter. A one percentage point increase or decrease in the assumed health care cost trend rate would change the accumulated postretirement benefit obligation by approximately $232,500 and the net periodic postretirement benefit cost by approximately $23,250.

10.  Commitments

     The majority of distribution warehouse, store and office facility leases are under non-cancelable leases. Substantially all of the leases are net leases, which require the payment of property taxes, insurance and maintenance costs in addition to minimum rental payments. Certain store leases provide for additional rentals based on a percentage of sales and have renewal options for one or more periods from five to twenty years.

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2003 and 2002
--------------------------------------------------------------------------------

(Tabular amounts are expressed in thousands of dollars)

10.  Commitments (cont'd)

     At August 31, 2003 the future minimum lease payments under operating leases with rental terms of more than one year, net of sub lease rents, amounted to:

     Fiscal year ending:            $
              2004                8,011
              2005                5,711
              2006                4,760
              2007                2,756
              2008                2,351
              Later years         2,067
                                 ------
     Total minimum obligations   25,656
                                 ======

     Total rental expense relating to all operating leases (including those with terms less than one year) was $2,973,000 (2002 - $1,302,000).

11.  Contingencies

     The Company is a party to legal proceedings and disputes with franchisees, former franchisees and others, which arise in the ordinary course of business. In the opinion of the Company, it is unlikely that the liabilities, if any, arising from the legal proceedings and disputes will have a material adverse effect on the consolidated financial position of the Company or its operations.

     Several subsidiaries hold master store leases or have guaranteed store leases covering franchised locations. Such leases expire at varying dates to 2013. Where a subsidiary holds the master lease, these premises have been subleased to franchisees under terms and rental rates substantially the same as those in master leases. In a majority of these instances, franchisees make all lease payments directly to the landlords. The Company provides an estimated liability for lease terminations in the event of a default by a franchisee based on the expected costs of releasing or settlement with the landlord. The liability was $410,000 at August 31, 2003. Aggregate minimum future rental payments under these leases approximated $10,691,000 at August 31, 2003 (2002 - $11,329,000).

12.  Related party transactions and amounts

     Receivables - affiliates at August 31, 2002 were $266,000 in advances which are unsecured, non-interest bearing and due on demand. The affiliates include directors and officers of the Company.

     Calip Dairies, Inc. ("Calip"), an ice cream distributor owned by an officer, director and shareholder of the Company, has a management agreement with Integrated Brands Inc., which the Company acquired in March 1998. This agreement terminates on December 31, 2013 and thereafter shall automatically renew December 31 of each year for an additional one year term, unless terminated under certain conditions. Under the agreement, Calip provides management services to Integrated Brands for an annual fee of U.S.$1,300,000 effective July 1, 2003, prior to which the fee was U.S. $1,000,000. Such management fees incurred for the year ended August 31, 2003 were $1,556,000 (U.S. $1,050,000) (2002 - $1,559,000
     (U.S.$1,000,000)). At August 31, 2003, the $754,000 (2002 - $978,000)
     balance of payables - affiliates represents payables to Calip.

     Integrated Brands Inc., also has a distribution agreement with Calip for distribution of the Company's products in the New York Metropolitan Area, Fairfield County in the state of Connecticut, and New Jersey. The distribution agreement continues until December 31, 2007 and thereafter shall automatically renew on December 31st of each year while the agreement is in effect for an additional one year term, unless terminated under certain conditions. The distribution agreement is terminable by either party on sixty days notice. Sales of products to Calip were $12,624,000 for the year ending August 31, 2003 (2002 - $11,709,000).
     At August 31, 2003, $3,185,000 of the receivables - affiliates represent receivables from Calip (2002 - $3,526,000). The transactions with Calip occur in the normal course of operations and are measured at the amount of consideration established and agreed to by the related parties.

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2003 and 2002
--------------------------------------------------------------------------------

(Tabular amounts are expressed in thousands of dollars)

13.  Segment information

     CoolBrands International's reportable segments are Prepackaged consumer products, Foodservice, Dairy components and Franchising and licensing, including Company-owned stores.

     Revenues and profits in the Prepackaged consumer products segment are generated from selling a variety of prepackaged frozen dessert products to distributors and various retail establishments including supermarkets, grocery stores, club stores, gourmet shops, delicatessens and convenience stores.

     Revenues and profits in the Foodservice segment are generated from manufacturing and selling soft serve yogurt and premium ice cream mixes to broad-line foodservice distributors, yogurt shops and other foodservice establishments which, in turn, sell soft serve ice cream and yogurt products to consumers.

     Revenues and profits in the Dairy components segment are generated from the manufacturing and selling of various ingredients to the dairy industry and from the manufacturing and selling of flexible packaging, such as private label ice cream novelty wraps.

     Revenues and profits in the Franchising and licensing segment are generated by franchising activities, which generate initial and recurring revenues and the manufacture and sale of proprietary products to franchisees and licensees and from Company-owned stores selling ice cream and soft serve yogurt out of company-owned stores and outlets.

     CoolBrands International Inc. evaluates the performance of its segments and allocates resources to them based on their operating contribution, which represents segment revenues, less direct costs of operation, excluding the allocation of corporate expenses.

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2003 and 2002
--------------------------------------------------------------------------------
(Tabular amounts are expressed in thousands of dollars)

13. Segment information (cont'd)

                                            Year Ended August 31, 2003
                                Prepackaged                              Franchising
                                  consumer                    Dairy          and
                                  products    Foodservice   components    licensing    Corporate   Consolidated
INDUSTRY SEGMENTS:                   $             $            $             $            $             $
-----------------------------   -----------   -----------   ----------   -----------   ---------   ------------
Revenues                          277,134        26,234       41,594        20,890          214       366,066
Interest income                       575                                      126           43           744
Inter-segment revenues             (5,389)         (991)      (2,943)                      (214)       (9,537)
                                  -------        ------       ------        ------       ------       -------
Net revenues                      272,320        25,243       38,651        21,016           43       357,273
                                  -------        ------       ------        ------       ------       -------

Segment earnings                   45,152         2,678        6,026         2,123           43        56,022

General corporate expenses                                                               (1,707)       (1,707)

Interest expense                   (1,970)                                     (20)                    (1,990)

Minority interest                    (541)                                                               (541)
                                  -------        ------       ------        ------       ------       -------
Earnings before income taxes       42,641         2,678        6,026         2,103       (1,664)       51,784
                                  =======        ======       ======        ======       ======
Provision for income taxes                                                                             20,080
                                                                                                      -------
Net earnings                                                                                           31,704
                                                                                                      =======
Assets                            189,686        21,335       36,143        63,453        3,233       313,850

Capital expenditures                3,849           236          231         1,420                      5,736

Depreciation and amortization       2,635           631          469         1,066                      4,801

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2003 and 2002
--------------------------------------------------------------------------------
(Tabular amounts are expressed in thousands of dollars)

13. Segment information (cont'd)

                                            Year Ended August 31, 2002
                                Prepackaged                              Franchising
                                  consumer                    Dairy          and
INDUSTRY SEGMENTS:                products    Foodservice   components    licensing    Corporate   Consolidated
INDUSTRY SEGMENTS:                   $             $             $            $            $             $
-----------------------------   -----------   -----------   ----------   -----------   ---------   ------------
Revenues                          157,337        26,285       37,743        24,702          286       246,353
Interest income                       380                                      245           44           669
Inter-segment revenues               (122)       (1,218)      (3,133)          (92)        (235)       (4,800)
                                  -------        ------       ------        ------       ------       -------
Net revenues                      157,595        25,067       34,610        24,855           95       242,222
                                  -------        ------       ------        ------       ------       -------

Segment earnings                   26,101         2,289        4,077         3,867           95        36,429

General corporate expenses                                                               (1,011)       (1,011)

Interest expense                   (2,526)                                     (18)                    (2,544)
                                  -------        ------       ------        ------       ------       -------
Earnings before income taxes       23,575         2,289        4,077         3,849         (916)       32,874
                                  =======        ======       ======        ======       ======
Provision for income taxes                                                                             11,890
                                                                                                      -------
Net earnings                                                                                           20,984
                                                                                                      =======
Assets                            176,937        15,249       44,118        42,070        5,288       283,662

Capital expenditures                5,236           397           78           627                      6,338

Depreciation and amortization       2,212           823          492         1,119                      4,646

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2003 and 2002

(Tabular amounts are expressed in thousands of dollars)

13. Segment information (cont'd)

                               Year Ended August 31, 2003
                                  Canada   United States   International   Consolidated
GEOGRAPHIC SEGMENTS:                 $           $               $               $
-------------------------------   ------   -------------   -------------   ------------
Revenues                           5,157      356,674          4,235          366,066
Interest income                      103          595             46              744
Inter-segment revenues              (214)      (9,323)                         (9,537)
                                  ------      -------          -----          -------
Net revenues                       5,046      347,946          4,281          357,273
                                  ------      -------          -----          -------
Segment earnings                     668       53,342          2,012           56,022

General corporate expenses        (1,707)                                      (1,707)

Interest expense                               (1,990)                         (1,990)

Minority interest                                (541)                           (541)
                                  ------      -------          -----          -------
   Earnings before income taxes   (1,039)      50,811          2,012           51,784
                                  ======      =======          =====
Provision for income taxes                                                     20,080
                                                                              -------
Net earnings                                                                   31,704
                                                                              =======

Assets                             7,752      296,113          9,985          313,850

Capital expenditures                            5,736                           5,736

Depreciation and amortization        204        4,387            210            4,801

                               Year Ended August 31, 2002
                                  Canada   United States   International   Consolidated
GEOGRAPHIC SEGMENTS:                 $           $               $               $
-------------------------------   ------   -------------   -------------   ------------
Revenues                           6,328      235,130          4,895          246,353
Interest income                       72          559             38              669
Inter-segment revenues              (316)      (4,484)                         (4,800)
                                  ------      -------          -----          -------
Net revenues                       6,084      231,205          4,933          242,222
                                  ------      -------          -----          -------
Segment earnings                   1,033       33,280          2,116           36,429

General corporate expenses        (1,011)                                      (1,011)

Interest expense                               (2,544)                         (2,544)
                                  ------      -------          -----          -------
   Earnings before income taxes       22       30,736          2,116           32,874
                                  ======      =======          =====
Provision for income taxes                                                     11,890
                                                                              -------
Net earnings                                                                   20,984
                                                                              =======

Assets                             9,202      265,512          8,948          283,662

Capital expenditures                 134        6,204                           6,338

Depreciation and amortization        218        4,195            233            4,646

                         board of directors and officers

Directors

Romeo DeGasperis
Director

Aaron Serruya
Executive Vice-President
& Director

Michael Serruya
Co-Chairman & Director

David M. Smith
Vice Chairman, Chief Operating Officer & Director

Richard E. Smith
Co-Chairman, Co-Chief
Executive Officer & Director

David J. Stein
President, Co-Chief
Executive Officer & Director

Officers

Gary P. Stevens
Chief Financial Officer

John Welty Jr.
Vice-President, Franchising
& Foodservice

Stephen Bogyay
Executive Vice-President,
International Operations

Timothy Timm
Vice-President, Manufacturing
& Quality Assurance

John M. Kaczynski
Senior Vice-President, Sales & Marketing

J. Leo Glynn
President, Eskimo Pie Frozen
Distribution Inc.

William J. Weiskopf
President, Value America
Flavors & Ingredients

Paul Samuel
Vice-President, Sam-Pak
Flexible Packaging

V. Stephen Kangisser
Vice-President, Sales

Fred Fullerton
Vice-President, Sales-
Foodservice

John R. LeSauvage
Vice-President, Operations

Matthew P. Smith
Vice-President, Marketing

Manufacturing Plants

Americana Foods LP
3333 Dan Morton Drive
Dallas, TX, 75236, U.S.A.
Telephone: 972-709-7100

CoolBrands Foodservice
301 North El Paso
Russellville, AK, 72811, U.S.A.
Telephone: 501-968-1005

Value America Flavors
and Ingredients
2400 South Calhoun Rd.
New Berlin, WI, 53151, U.S.A.
Telephone: 262-784-3010

Sam-Pak Flexible
Packaging
118 JFK Drive North
Bloomfield, NJ, 07003, U.S.A.
Telephone: 973-743-7100

Fruit-a-Freeze
CoolBrands Manufacturing
12919 Leyva St.
Norwalk, CA, 90650, U.S.A.
Telephone: 562-407-2881

Corporate Information

Canadian Head Office:
8300 Woodbine Avenue, 5th Floor
Markham, Ontario, L3R 9Y7, Canada
Telephone: 905-479-8762
www.yogenfruz.com
yogenfruz@yogenfruz.com

U.S.A. Head Office:
4175 Veterans Highway, 3rd Floor
Ronkonkoma, New York, 11779, U.S.A.
Telephone: 631-737-9700
www.coolbrandsinc.com

International Head Office:
Kayla Foods Int'l (Barbados) Inc.
27 Pine Road, Belleville
St. Michael, Barbados, W. I.
Telephone: 246-228-9505
info@kaylafoodsintl.com

Auditor:
BDO Dunwoody LLP
Royal Bank Plaza
P.O. Box 32
Toronto, Ontario, M5J 2J8
Canada

Listing of Subordinate
Voting Shares:
The Toronto Stock Exchange
Trading Symbol "COB.A"

Canadian Legal Representation:
Stikeman Elliott LLP
Commerce Court West, 53rd Floor
Toronto, Ontario, M5L 1B9, Canada

American Legal Representation:
Blank Rome LLP
The Chrysler Building
405 Lexington Avenue
New York, New York, 10174-0208, U.S.A.

Transfer Agent:
Equity Transfer Services Inc.
120 Adelaide Street West, Suite 420
Toronto, Ontario M5H 3V1, Canada

Annual  Meeting:
The Annual Meeting of Shareholders will be held on Friday, February 27th, 2004 at 10:00 a.m.
The Hilton Toronto (Toronto I Room) 145 Richmond Street, West Toronto, Ontario M5H 2L2

This measure is disclosed at the request of Canadian investors. The following table reconciles Net earnings to Ebitda:

                                  For the Year
                                     Ended
                                   August 31,
                                 2003     2002
                                ------   ------
                                   $        $
                                ------   ------
Net earnings                    31,704   20,984
Income taxes                    20,080   11,890
Depreciation and amortization    4,801    4,646
Interest expense                 1,990    2,544
                                ------   ------
Ebitda                          58,575   40,064
                                ======   ======